~~~~~~ PALOMINE MINING INC. ~~~~~~

595 Howe Street, Suite 507

Vancouver, British Columbia

 Canada, V6C 2T5

Phone:  604-681-6466

Facsimile:  604-681-2161

June 23, 2006

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Room 4561

Washington, D.C., 20549

Attention:  Terence O’Brien

Dear Sirs:

Re:

Palomine Mining Inc.  - Registration Statement on Form SB-2

File No. 333-123465

Further to your conversation with our legal counsel, we have filed an amended SB-2 that includes the property audit report disclosure.

Yours truly,

/s/ Eugene Larabie

Palomine Mining Inc.

Eugene Larabie, President